     Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

           The following was presented by Jim Kilts, Chairman of the Board, President and Chief Executive Officer of The Gillette Company, at the Consumer Analysts Group of New York Annual Conference on February 24, 2005:

Forward-Looking Statements This Presentation contains forward-looking statements that reflect Gillette's current views and estimates. These statements are based on many factors and assumptions. Changes in such factors or assumptions could produce significantly different results.

Jim Kilts CAGNY Conference February 24, 2005

The Gillette Company Performance nd 2 Consecutive Yearof Record Results

The Gillette Company Performance Capped a turnaround

The Gillette Company Performance Capped a turnaround Reported consistent sales and earningsgrowth

Net Sales Record Results - CAGR '01-'04 2004 2003 2002 Net Sales Growth

Earnings Per Share Record Results - 2004 2003 2002 CAGR `01-'04 Net Sales Growth EPS Growth

Gross Margin

Overhead Costs as % of Net Sales

Advertising as % of Sales Up almost $600 Million since 2001

Return on Invested Capital More than doubled since 2001

Free Cash Flow

Free Cash Flow Nearly 4 timesthe 1997-2000period *1997-98 excludes stationery products

Four Growth Drivers High-GrowthAdvantaged Categories Technology Leadership Constant Turnaround Mentality DriveTrade-Up

Four Growth Drivers High-GrowthAdvantaged Categories Technology Leadership Constant Turnaround Mentality DriveTrade-Up

Four Growth Drivers High-GrowthAdvantaged Categories Technology Leadership Constant Turnaround Mentality DriveTrade-Up

Four Growth Drivers High-GrowthAdvantaged Categories Technology Leadership Constant Turnaround Mentality DriveTrade-Up

Four Growth Drivers High-GrowthAdvantaged Categories Technology Leadership Constant Turnaround Mentality DriveTrade-Up

Four Growth Drivers High-GrowthAdvantaged Categories Technology Leadership Constant Turnaround Mentality DriveTrade-Up

Four Growth Drivers High-GrowthAdvantaged Categories Technology Leadership Constant Turnaround Mentality DriveTrade-Up

Advantaged Categories

Advantaged Categories Consistently high growth

Advantaged Categories Consistently high growth Global brands serving global consumers

Advantaged Categories Consistently high growth Global brands serving global consumers Low private label penetration

Advantaged Categories Consistently high growth Global brands serving global consumers Low private label penetration

We Compete Where the Growth is Global Value Growth (4 Year CAGR*, Latest Data) Blades/Razors +8.2 Oral Care - Brushes +7.3 Skin Care +6.8 Chocolate Confectionery +6.5 Pet Food/Pet Care +6.4 Confectionery +6.0 Baked Goods +4.9 Paper Products +4.4 Hair Care +4.4 Alkaline Batteries +3.7 Toothpaste +3.5 Laundry Detergent +3.4 Carbonated Soft Drinks +3.4 2000-2004 in current $'s *

We Compete Where the Growth is Global Value Growth (4 Year CAGR*, Latest Data) 1 Blades/Razors +8.2 Oral Care - Brushes +7.3 Skin Care +6.8 Chocolate Confectionery +6.5 Pet Food/Pet Care +6.4 Confectionery +6.0 Baked Goods +4.9 Paper Products +4.4 Hair Care +4.4 Alkaline Batteries +3.7 Toothpaste +3.5 Laundry Detergent +3.4 Carbonated Soft Drinks +3.4 2000-2004 in current $'s *

Truly Global Brands

Truly Global Brands Advantage over Multinational Companies Different products Different names Different brand positioning

Truly Global Brands Advantage over Multinational Companies Different products Different names Different brand positioning Gillette Same products Same name Same brand positioning

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Percent of Total Branded Sales Schick Gillette Source: AC Nielsen "Key Global Brand Overview" - Value Sales YE JJ04

Percent of Total Branded Sales Batteries Energizer Duracell Source: AC Nielsen "Key Global Brand Overview" - Value Sales YE JJ04

Truly Global

Global Consumer Benefits - Shaving Universal Importance of Key Shaving Attributes Factor Rank Order U.S. Japan U.K. Germany Italy France Russia Safety/Comfort 1 1 1 1 1 1 1 Closeness 2 2 2 2 2 2 3 Quality/Value 3 3 3 4 4 5 2 Speed/Convenience 4 4 4 3 3 3 4 Handling 5 5 5 5 5 4 5 Versatility 6 6 6 6 6 6 6 Modernity 7 7 7 7 7 7 7 Source: 2002 Male Grooming Segmentation Study; 2003 for Japan/Russia

Global Consumer Benefits - Shaving Universal Importance of Key Shaving Attributes Factor Rank Order U.S. Japan U.K. Germany Italy France Russia Safety/Comfort 1 1 1 1 1 1 1 Closeness 2 2 2 2 2 2 3 Quality/Value 3 3 3 4 4 5 2 Speed/Convenience 4 4 4 3 3 3 4 Handling 5 5 5 5 5 4 5 Versatility 6 6 6 6 6 6 6 Modernity 7 7 7 7 7 7 7 Source: 2002 Male Grooming Segmentation Study; 2003 for Japan/Russia

Global Consumer Benefits - Shaving Universal Importance of Key Shaving Attributes Factor Rank Order U.S. Japan U.K. Germany Italy France Russia Safety/Comfort 1 1 1 1 1 1 1 Closeness 2 2 2 2 2 2 3 Quality/Value 3 3 3 4 4 5 2 Speed/Convenience 4 4 4 3 3 3 4 Handling 5 5 5 5 5 4 5 Versatility 6 6 6 6 6 6 6 Modernity 7 7 7 7 7 7 7 Source: 2002 Male Grooming Segmentation Study; 2003 for Japan/Russia

Global Consumer Benefits - Shaving Universal Importance of Key Shaving Attributes Factor Rank Order U.S. Japan U.K. Germany Italy France Russia Safety/Comfort 1 1 1 1 1 1 1 Closeness 2 2 2 2 2 2 3 Quality/Value 3 3 3 4 4 5 2 Speed/Convenience 4 4 4 3 3 3 4 Handling 5 5 5 5 5 4 5 Versatility 6 6 6 6 6 6 6 Modernity 7 7 7 7 7 7 7 Source: 2002 Male Grooming Segmentation Study; 2003 for Japan/Russia

Global Consistency Extends Across our Entire Product Line

Private Label Share is Very LowVersus Industry Averages Private Label % U.S. Value Share* Average Consumer Staples 15.0 Average Food & Beverage 18.0 Alkaline Batteries 12.7 Total Toothbrushes 6.5 Total Blades/Razors 5.3 Shave Preps 4.9 Blades - Systems 2.9 AP/Deo's 0.4 * 2003 AC Nielsen Homescan "Authority on Consumer Behavior"

Private Label Share is Very LowVersus Industry Averages Private Label % U.S. Value Share* Average Consumer Staples 15.0 Average Food & Beverage 18.0 Alkaline Batteries 12.7 Total Toothbrushes 6.5 Total Blades/Razors 5.3 Shave Preps 4.9 Blades - Systems 2.9 AP/Deo's 0.4 * 2003 AC Nielsen Homescan "Authority on Consumer Behavior"

Private Label Share is Very LowVersus Industry Averages Private Label % U.S. Value Share* Average Consumer Staples 15.0 Average Food & Beverage 18.0 Alkaline Batteries 12.7 Total Toothbrushes 6.5 Total Blades/Razors 5.3 Shave Preps 4.9 Blades - Systems 2.9 AP/Deo's 0.4 * 2003 AC Nielsen Homescan "Authority on Consumer Behavior"

Private Label Share is Very LowVersus Industry Averages Private Label % U.S. Value Share* Average Consumer Staples 15.0 Average Food & Beverage 18.0 Alkaline Batteries 12.7 Total Toothbrushes 6.5 Total Blades/Razors 5.3 Shave Preps 4.9 Blades - Systems 2.9 AP/Deo's 0.4 * 2003 AC Nielsen Homescan "Authority on Consumer Behavior"

Four Growth Drivers High-GrowthAdvantaged Categories Technology Leadership Constant Turnaround Mentality DriveTrade-Up

Technology Leadership New Products Products introduced in the previous five years have accounted for more than 40 percent of sales each year ... for the past eleven years

Technology Leadership Growth-driving power of technology

Technology Leadership Growth-driving power of technology Product Development Manufacturing Efficiency Cost Reduction

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Product Development Technology leadership in product development:

Product Development Technology leadership in product development: Deep scientific understanding of ... -- Hair -- Skin -- Teeth

Product Development Technology leadership in product development: Deep scientific understanding of ... -- Hair -- Skin -- Teeth Leading knowledge in chemistry

Product Development Technology leadership in product development: Deep scientific understanding of ... -- Hair -- Skin -- Teeth Leading knowledge in chemistry Expertise in advanced electro-mechanics

Started with our knowledge that pulses could prime the beard for a closer shave

Braun and Duracell expertise in electro-mechanics and portable power -- Enabled us to create the pulses with a new technology called micro-power pulsation

Chemists, metallurgy experts and process engineers developed a new blade edge and blade-coating process -- Smoothest, closest-shaving blade surface ever made

M3Power won by large margins on every one of the 68 attributes tested!

Consumers Prefer M3Power Vs. Quattro Prefer M3Power* No Preference Prefer Quattro * Based on Mach3 Family Users

Consumers Prefer Professional Care 7000 over Sonic Elite Prefer Professional Care 7000 Series No Preference Prefer Sonicare Elite Source: Consumer Use Testing 2003

Consumers Prefer the Braun Syncro over Remington Titanium Prefer Braun Syncro No Preference Prefer Remington Titanium Source: CUT Feb. 2004 among representative sample of 300 dry shavers

Technology Leadership The utilization of our technical capabilities to create advantages in Product Development Manufacturing Efficiency Cost Reduction

Manufacturing Efficiency Advantage centers on high-speed, high-volume precision assembly which has delivered outstanding productivity gains

Improvement in Productivity Cartridges/ Minute SensorExcel Piece Parts 9

Improvement in Productivity Cartridges/ Minute SensorExcel M3Power Piece Parts 9 11

Technology Leadership The utilization of our technical capabilities to create advantages in Product Development Manufacturing Efficiency Cost Reduction

Cost Reduction Cutting materials waste Cutting downtime of production lines

Cost Reduction Cost Per Unit Change 98-'03 CrossAction - Manual (66%) Mach3 Cartridges (50%) AAA Batteries (30%) AA Batteries (25%) Power Oral Care Refills (21%) Venus Cartridges (12%) * Unpackaged Direct Costs in constant $

Cost Reduction Cost Per Unit Change 98-'03 CrossAction - Manual (66%) Mach3 Cartridges (50%) AAA Batteries (30%) AA Batteries (25%) Power Oral Care Refills (21%) Venus Cartridges (12%) * Unpackaged Direct Costs in constant $

Cost Reduction Cost Per Unit Change 98-'03 CrossAction - Manual (66%) Mach3 Cartridges (50%) AAA Batteries (30%) AA Batteries (25%) Power Oral Care Refills (21%) Venus Cartridges (12%) * Unpackaged Direct Costs in constant $

Cost Reduction Cost Per Unit Change 98-'03 CrossAction - Manual (66%) Mach3 Cartridges (50%) AAA Batteries (30%) AA Batteries (25%) Power Oral Care Refills (21%) Venus Cartridges (12%) * Unpackaged Direct Costs in constant $

Power Toothbrush Heads: Increased Sophistication -- Decreased Costs Oscillating/RotatingHigh Speed O/R 3D High Speed 3D 3/D + pivoting brush 1991 1995 1998 2000 2004 Brushhead Direct Cost (Indexed 1991 = 100)

Power Toothbrush Heads: Increased Sophistication -- Decreased Costs Oscillating/RotatingHigh Speed O/R 3D High Speed 3D 3/D + pivoting brush 1991 1995 1998 2000 2004 Brushhead Direct Cost (Indexed 1991 = 100)

Power Toothbrush Heads: Increased Sophistication -- Decreased Costs Oscillating/RotatingHigh Speed O/R 3D High Speed 3D 3/D + pivoting brush 1991 1995 1998 2000 2004 Brushhead Direct Cost (Indexed 1991 = 100)

Power Toothbrush Heads: Increased Sophistication -- Decreased Costs Oscillating/RotatingHigh Speed O/R 3D High Speed 3D 3/D + pivoting brush 1991 1995 1998 2000 2004 Brushhead Direct Cost (Indexed 1991 = 100)

Power Toothbrush Heads: Increased Sophistication -- Decreased Costs Oscillating/RotatingHigh Speed O/R 3D High Speed 3D 3/D + pivoting brush 1991 1995 1998 2000 2004 Brushhead Direct Cost (Indexed 1991 = 100)

Power Toothbrush Heads: Increased Sophistication -- Decreased Costs Oscillating/RotatingHigh Speed O/R 3D High Speed 3D 3/D + pivoting brush 1991 1995 1998 2000 2004 Brushhead Direct Cost (Indexed 1991 = 100)

Technology Leadership Powerful technology engine Product Development Manufacturing Efficiency Cost Reduction

Technology Leadership Technology Structure Dramatic impact on our ability to leverage our technology strength across businesses and products

Technology Leadership Technology Structure Dramatic impact on our ability to leverage our technology strength across businesses and products Moved from a technology and manufacturing structure that was largely siloed to one that is thoroughly integrated

Siloed by Business Lines Global Technical and Manufacturing Procurement R&D Engineering Manufacturing Value Chain Blade/Razor Duracell Oral Care Braun Personal Care

Horizontal Responsibility is Now Vertical Integration Global Technical and Manufacturing Procurement R&D Engineering Conversion Value Chain Blade/Razor Duracell Oral Care Braun Personal Care

We Have a Strong, Centralized Portfolio of Technical Capabilities Blade/Razor Oral Care Duracell Braun Personal Care Programmable robotics Electronics High-speed assembly Battery power Multi-component molding Sensors Surface technology Small motors Blade edge/ cutting technology Chemical formulation

Combined blade and blade surface technology, multi-part molding technology and high-speed assembly expertise

Tapped Braun's sourcing expertise to manage 17 locations around the world

Tapped Braun's sourcing expertise to manage 17 locations around the world 14 months from kick-off to production

Tapped Braun's sourcing expertise to manage 17 locations around the world 14 months from kick-off to production Fully ramped up in only 9 weeks

Tapped Braun's sourcing expertise to manage 17 locations around the world 14 months from kick-off to production Fully ramped up in only 9 weeks Less than $30 million in incremental capital

Tapped Braun's sourcing expertise to manage 17 locations around the world 14 months from kick-off to production Fully ramped up in only 9 weeks Less than $30 million in incremental capital $500 million in retail sales

Oral-B Pulsar 15 patent micro-pulsing manual toothbrush that is going to change brushing

Oral-B Pulsar Combined abilities in: Programmable robotics Electronics High-Speed Assembly Battery Power Multi-Component Molding

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Oral-B Pulsar Preferred 2-to-1 over Oral-B CrossAction Largest preference margin ever

Oral-B Pulsar Preferred 2-to-1 over Oral-B CrossAction Largest preference margin ever Will be introduced to the 165 million manual users in North America in July

We Have a Strong, Centralized Portfolio of Technical Capabilities Blade/Razor Oral Care Duracell Braun Personal Care Programmable robotics Electronics High-speed assembly Battery power Multi-component molding Sensors Surface technology Small motors Blade edge/ cutting technology Chemical formulation

Venus Vibrance & Venus Disposable Very high expectations: New battery -powered premium razor for women .... Venus Vibrance Top-of-the-line disposable .... Venus Disposable Both available this Spring

Gillette Technical and Manufacturing Capital Spending

Gillette Technical and Manufacturing Capital Spending Help us contain Capital Expenditures to about 7% of sales

Gillette Technical and Manufacturing Capital Spending Help us contain Capital Expenditures to about 7% of sales Well below our 9-11% range during the late 1990s

Four Growth Drivers High-Growth Advantaged Categories Constant Turnaround Mentality Technology Leadership Drive Trade-Up

Trade-Up Four Key Elements Established user base A product ladder that works Brand loyalty World-Class marketing

Trade-Up Four Key Elements Established user base A product ladder that works Brand loyalty World-Class marketing

Established User Base A large pool of users you can upgrade Demographics that work in your favor

The Pool of Upgradeable Male Shavers is Immense Asia, Latin America, AMEE Blade Market % of Category Units Double-Edged Disposables Systems Source: AC Nielsen

The Pool of Upgradeable Male Shavers is Immense Asia, Latin America, AMEE Blade Market % of Category Units Double-Edged Disposables Systems Source: AC Nielsen 1 Billion Users

Power Oral Care Trade-Up is a Large Opportunity Percent of Population Using Power Toothbrushes USA UK GER CAN FRA ITA Source: National Consumer Study, US/UK/GER `03, FRA/ITA `02, CAN/NED `01

Battery Trade-Up is a Large Opportunity Percent of Alkaline Penetration North Europe Latin Asia Pacific AMEE America America * % Unit Penetration -- Management estimate

Battery Trade-Up is a Large Opportunity Percent of Alkaline Penetration North Europe Latin Asia Pacific AMEE America America * % Unit Penetration -- Management estimate

Established User Base A large pool of users you can upgrade Demographics that work in your favor

Positive Demographics Lead to Inherent Growth and Trade-Up Over Time Mach3 Share of Users by Age: North America 15-24 25-34 35-44 45-54 55 +

Trade-Up Four Key Elements Established user base A product ladder that works Brand loyalty World-Class marketing

Trade-Up Ladder Three Things

Trade-Up Ladder Three Things 1. A ladder built around the needs of individual markets

Trade-Up Ladder Three Things 1. A ladder built around the needs of individual markets 2. See the ladder pay-off for you

Trade-Up Ladder Three Things 1. A ladder built around the needs of individual markets 2. See the ladder pay-off for you 3. Premium end driving growth

Trade-Up

We Have a Full Array of Products Across All Price Points Retail Prices 3.00 0.12 Performance

We Have a Full Array of Products Across All Price Points Retail Prices 3.00 0.12 Double Edge Performance

We Have a Full Array of Products Across All Price Points Retail Prices 3.00 0.12 Sensor3 Disposable Prestobarba Atra/Trac II/ Slalom Double Entry Level Edge Systems & Disposables Performance

We Have a Full Array of Products Across All Price Points Retail Prices 3.00 0.12 Sensor3 Disposable Prestobarba Atra/Trac II/ Slalom Vector Double Entry Level Edge Systems & Disposables Performance

We Have a Full Array of Products Across All Price Points Retail Prices 3.00 0.12 Sensor3 Disposable Prestobarba Atra/Trac II/ Slalom Vector Plus M3 Power Venus Divine Mach3 Turbo Mach3/Venus Sensor 3 System Sensor Prestobarba Excel Double Entry Level Premium Systems & Edge Systems & Disposables Premium Disposables Performance

Profit per User per Year --Male Wet Shavers in Asia Pacific Indexed ------- Mach3 Turbo 4100+ Mach3 3800+ Sensor 3300+ Atra/Trac II 2100+ Elastomer Disposable 1700+ Vector 1200+ Long-Handled Disposable 1000+ Double-Edge 100

Profit per User per Year --Male Wet Shavers in Asia Pacific Indexed ------- Mach3 Turbo 4100+ Mach3 3800+ Sensor 3300+ Atra/Trac II 2100+ Elastomer Disposable 1700+ Vector 1200+ Long-Handled Disposable 1000+ Double-Edge 100

Profit per User per Year --Male Wet Shavers in Asia Pacific Indexed ------- Mach3 Turbo 4100+ Mach3 3800+ Sensor 3300+ Atra/Trac II 2100+ Elastomer Disposable 1700+ Vector 1200+ Long-Handled Disposable 1000+ Double-Edge 100

Premium End is Driving the Market 2004 U.S. Blade Market Price/Blade $ Growth % of Category $ ----------- --------- --------------- $1.51+ 21% 56% $0.45 - $1.50 -9% 37% $0.45 -2% 7 % Source: Gillette All Store Estimate

Premium End is Driving the Market 2004 Russian Blade Market Price/Blade $ Growth % of Category $ ----------- --------- --------------- $1.50+ 33% 41% $0.20 - $1.49 2% 49% $0.20 -19% 7 % Source: Gillette All Store Estimate

Oral Care: We Have a Full Array of Products Across All Price Points 12.00 0.45 Low End Mid Priced Premium Battery Manual Performance

Oral Care: We Have a Full Array of Products Across All Price Points 12.00 0.45 Duralon Pro Deluxe Pro Premium Pro Double Duty Pro Plus Classic Low End Mid Priced Premium Battery Manual Performance

Oral Care: We Have a Full Array of Products Across All Price Points 12.00 0.44 Vision Exceed Indicator Advantage Plus Advantage Control Grip Low End Mid Priced Premium Battery Manual Performance

Oral Care: We Have a Full Array of Products Across All Price Points 12.00 0.44 Advantage Artica Cross- Action Vitalizer Cross- Action Regular Low End Mid Priced Premium Battery Manual Performance

Oral Care: We Have a Full Array of Products Across All Price Points 12.00 0.44 Advance Power 400 Cross- Action Power Low End Mid Priced Premium Battery Manual Performance

Oral Care: We Have a Full Array of Products Across All Price Points 160.00 13.00 Cross-Action Power Max Advance Power 900 Bright Low End Mid Priced High End Rechargeable Performance

Oral Care: We Have a Full Array of Products Across All Price Points 160.00 13.00 Advance Power 900 Tower Professional Care 5000 Professional Care 7000 Low End Mid Priced High End Rechargeable Performance

Oral Care: We Have a Full Array of Products Across All Price Points 160.00 13.00 Sonic Complete Deluxe Sonic Complete Basic Professional Care 8000 Professional Care 7000 Deluxe Low End Mid Priced High End Rechargeable Performance

Profit Per User Per Year --Oral Care in the US Indexed ------- PC 8000/Sonic Complete 1000+ Professional Care 7000 850+ CrossAction Power 200+ CrossAction Vitalizer 200+ Advantage 120+ Indicator 100

Profit Per User Per Year --Oral Care in the US Indexed ------- PC 8000/Sonic Complete 1000+ Professional Care 7000 850+ CrossAction Power 200+ CrossAction Vitalizer 200+ Advantage 120+ Indicator 100

Profit Per User Per Year --Oral Care in the US Indexed ------- PC 8000/Sonic Complete 1000+ Professional Care 7000 850+ CrossAction Power 200+ CrossAction Vitalizer 200+ Advantage 120+ Indicator 100

The Mid-Tier and Premium End are Driving Growth in Power Brushes 2004 German Rechargeable Market Price/Handle $ Growth % of Category $ ------------ -------- --------------- (euro) 50.00+ +6% 41% (euro) 20.00-49.99 +64% 33% (euro) 19.99 -7% 26% Source: ACNielsen + GfK data

The Premium End is Driving Most of the Growth in Manual Brushes 2004 Russian Manual Toothbrush Market Price/Handle $ Growth % of Category $ ------------ -------- --------------- $1.80 38% 34% $0.56 - $1.80 20% 41% $0.56 -2% 25% Source: ACNielsen data

Personal Care: Trade Up Ladder is Soap to Foam ... Foam to Gel

Trade-Up Potential in Personal Care Driving great gains in Europe

Trade-Up Potential in Personal Care Driving great gains in Europe In Italy trade-up to shave gels... Has grown the total market by 30 percent Increased our value share by 14 share points in the last 18 months

Trade-Up Four Key Elements Established user base A product ladder that works Brand loyalty World-Class marketing

Mach3 Users: High Consumer Loyalty What if Your Brand Was Not Available When You Got to The Shelf? Mach3 Disposable Users Users ----- ----- Loyal -- Men 77% 28% Try another store 65% 21% Wait for new stock 12% 7% Source: 2003 Male NCS-USA

Mach3 Users: High Consumer Loyalty What if Your Brand Was Not Available When You Got to The Shelf? Mach3 Disposable Users Users ----- ----- Loyal -- Men 77% 28 % Try another store 65% 21 % Wait for new stock 12% 7 % Source: 2003 Male NCS-USA

Mach3 Users: High Consumer Loyalty What if Your Brand Was Not Available When You Got to The Shelf? Mach3 Disposable Users Users ----- ----- Loyal -- Men 77% 28 % Try another store 65% 21 % Wait for new stock 12% 7 % Source: 2003 Male NCS-USA

Mach3 Users: High Consumer Loyalty What if Your Brand Was Not Available When You Got to The Shelf? Mach3 Disposable Users Users ----- ----- Loyal -- Men 77% 28 % Try another store 65% 21 % Wait for new stock 12% 7 % Source: 2003 Male NCS-USA

Venus Users: High Consumer Loyalty What if Your Brand Was Not Available When You Got to The Shelf? Venus Disposable Users Users ----- ----- Loyal -- Women 78% 19 % Try another store 62% 15 % Wait for new stock 16% 4 % Source: 2003 Female NCS-USA

Venus Users: High Consumer Loyalty What if Your Brand Was Not Available When You Got to The Shelf? Venus Disposable Users Users ----- ----- Loyal -- Women 78% 19 % Try another store 62% 15 % Wait for new stock 16% 4 % Source: 2003 Female NCS-USA

Venus Users: High Consumer Loyalty What if Your Brand Was Not Available When You Got to The Shelf? Venus Disposable Users Users ----- ----- Loyal -- Women 78% 19 % Try another store 62% 15 % Wait for new stock 16% 4 % Source: 2003 Female NCS-USA

Oral-B: The Consumer Loyalty Leader Percent of Consumer Brand Loyalty 1.5x greater Oral-B Colgate Crest Reach

Trade-Up Four Key Elements Established user base A product ladder that works Brand loyalty World-Class marketing

Increased Marketing Investment Advertising Spend % of Sales 1999 2000 2001 2002 2003 2004

Increased Marketing Investment Advertising Spend % of Sales 1999 2000 2001 2002 2003 2004

Increased Marketing Investment Advertising Spend % of Sales 1999 2000 2001 2002 2003 2004

Revitalized Sports Marketing 1930s-1980s 1990s-2000 2001-Present Pioneer, Me Too, Focus, Innovator, Trade -- Integration, Consumer -- Push Innovation Pull World Series Cavalcade of Sports Friday Night Fights MLB All-Star Game FIFA World Cup NCAA Gillette Cup (Cricket) $1MM Challenges Associate Sponsorships FIFA World Cup Gillette Stadium NASCAR/Young Guns David Beckham FIFA World Cup MLB Baseball ESPN's X Games

Revitalized Sports Marketing 1930s-1980s 1990s-2000 2001-Present Pioneer, Me Too, Focus, Innovator, Trade -- Integration, Consumer -- Push Innovation Pull World Series Cavalcade of Sports Friday Night Fights MLB All-Star Game FIFA World Cup NCAA Gillette Cup (Cricket) $1MM Challenges Associate Sponsorships FIFA World Cup Gillette Stadium NASCAR/Young Guns David Beckham FIFA World Cup MLB Baseball ESPN's X Games

Revitalized Sports Marketing 1930s-1980s 1990s-2000 2001-Present Pioneer, Me Too, Focus, Innovator, Trade -- Integration, Consumer -- Push Innovation Pull World Series Cavalcade of Sports Friday Night Fights MLB All-Star Game FIFA World Cup NCAA Gillette Cup (Cricket) $1MM Challenges Associate Sponsorships FIFA World Cup Gillette Stadium NASCAR/Young Guns David Beckham FIFA World Cup MLB Baseball ESPN's X Games

Revitalized Sports Marketing 1930s-1980s 1990s-2000 2001-Present Pioneer, Me Too, Focus, Innovator, Trade -- Integration, Consumer -- Push Innovation Pull World Series Cavalcade of Sports Friday Night Fights MLB All-Star Game FIFA World Cup NCAA Gillette Cup (Cricket) $1MM Challenges Associate Sponsorships FIFA World Cup Gillette Stadium NASCAR/Young Guns David Beckham FIFA World Cup MLB Baseball ESPN's X Games

Revitalized Sports Marketing

Revitalized Sports Marketing

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David Beckham New Face for Gillette Grooming Products

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High Impact Celebrities Sean "P. Diddy" Combs Red Sox's Johnny Damon

High Impact Celebrities Hilary and Haylie Duff

High Impact Celebrities Anna Kournikova

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Trade Spending: Industry Trade Promotion % of Gross Sales 2000 2001 2002 2003

Trade Spending: Gillette Trade Promotion % of Gross Sales 2000 2001 2002 2003 2004

Trade Spending: Gillette Trade Promotion % of Gross Sales Well Under Half The Industry Average 2000 2001 2002 2003 2004

Four Growth Drivers High-Growth Advantaged Categories Constant Turnaround Mentality Technology Leadership Drive Trade-Up

Four Growth Drivers High-Growth Advantaged Categories Constant Turnaround Mentality Technology Leadership Drive Trade-Up

Gillette Culture The attitudes and beliefs we have established are going to carry forward in our businesses

Gillette Culture The attitudes and beliefs we have established are going to carry forward in our businesses Compatibility in philosophy and beliefs with P&G

Constant Turnaround Mentality Established a turnaround mentality

Constant Turnaround Mentality Established a turnaround mentality Never satisfied with the status quo

Constant Turnaround Mentality Established a turnaround mentality Never satisfied with the status quo Maintained the sense of urgency and constructive dissatisfaction

Constant Turnaround Mentality Established a turnaround mentality Never satisfied with the status quo Maintained the sense of urgency and constructive dissatisfaction Focus initially was on lowering costs and upgrading capabilities

Constant Turnaround Mentality Established a turnaround mentality Never satisfied with the status quo Maintained the sense of urgency and constructive dissatisfaction Focus initially was on lowering costs and upgrading capabilities Functional Excellence

Functional Excellence Identify the best practices in our industry

Functional Excellence Identify the best practices in our industry How we measured up against them

Functional Excellence Identify the best practices in our industry How we measured up against them A process to identify where we need to close gaps

Functional Excellence Identify the best practices in our industry How we measured up against them A process to identify where we need to close gaps Assign accountability

Functional Excellence Identify the best practices in our industry How we measured up against them A process to identify where we need to close gaps Assign accountability Track how we are progressing

Constant Turnaround Mentality European Blade and Razor Manufacturing and Distribution

Constant Turnaround Mentality European Blade and Razor Manufacturing and Distribution 2006 ... begin to realize significant productivity savings along with solid improvements in operational efficiency and customer service

Constant Turnaround Mentality European Blade and Razor Manufacturing and Distribution 2006 ... begin to realize significant productivity savings along with solid improvements in operational efficiency and customer service 2007 ... Savings are projected to reach $60 million on an annualized basis

Constant Turnaround Mentality Strategic Sourcing Initiative

Constant Turnaround Mentality Strategic Sourcing Initiative We completely reorganized procurement ... delivering $375 million in cumulative savings

Constant Turnaround Mentality Value Chain

Constant Turnaround Mentality Value Chain Totally upgraded and reworked our Value Chain

Constant Turnaround Mentality Value Chain Totally upgraded and reworked our Value Chain Created a global line-of-sight from procurement to the retail shelf

Constant Turnaround Mentality Value Chain Totally upgraded and reworked our Value Chain Created a global line-of-sight from procurement to the retail shelf Drove dramatic improvements in customer service, inventory management and cost-to-serve

Order Fill Rates on a Global Basis 2001 2002 2003 2004

Constant Turnaround Mentality Value Chain Went from back-of-the-pack to among the best

Constant Turnaround Mentality Value Chain Went from back-of-the-pack to among the best Vendor of the Year

Since 2001, Revenue per Employee has Increased 49% Gillette Productivity Trends 2001-2004 Sales/Employee Index Basis 2001 = 100 2001 2002 2003 2004

Since 2001, Profit per Employee has Increased 69% Gillette Productivity Trends 2001-2004 Profit/Employee Index Basis 2001 - 100 2001 2002 2003 2004

Functional Excellence Total Innovation Is not a project ... program ... strategy

Constant Turnaround Mentality Total Innovation is a transformation in our ability to generate and develop ideas and turn them into workable solutions that build value across the entire organization

Constant Turnaround Mentality Total Innovation is a transformation in our ability to generate and develop ideas and turn them into workable solutions that build value across the entire organization

Total Innovation

Total Innovation Continuous Improvement

Total Innovation Continuous Improvement Enables us to improve a little every day

Total Innovation Continuous Improvement Enables us to improve a little every day Changes to packaging graphics Improved product formulation

Total Innovation Continuous Improvement Enables us to improve a little every day Changes to packaging graphics Improved product formulation Makes a company only average

Total Innovation Continuous Improvement Enables us to improve a little every day Changes to packaging graphics Improved product formulation Makes a company only average Competitors make the same small improvements at the same time

Total Innovation Big Bang Innovation Continuous Improvement

Total Innovation Big Bang Innovation Focuses on big new breakthrough products Mach3

Total Innovation Big Bang Innovation Focuses on big new breakthrough products Mach3 Big changes in process SSI

Total Innovation Big Bang Innovation Focuses on big new breakthrough products Mach3 Big changes in process SSI Essential for success

Total Innovation Big Bang Innovation Focuses on big new breakthrough products Mach3 z Big changes in process SSI Essential for success But it`s no longer enough

Total Innovation Big Bang Innovation Incremental Innovation Continuous Improvement

Total Innovation Incremental Innovation The many smaller innovations ... that in the aggregate and over time ... change a business and help us accelerate our future rate of growth

Total Innovation Incremental Innovation Electronic Product Code Technology Shopper -Based Merchandising Strategies

Total Innovation Incremental Innovation Electronic Product Code Technology Shopper -Based Merchandising Strategies

Total Innovation Incremental Innovation: EPC Technology Barcode of the 21st Century

Functional Excellence Incremental Innovation: EPC Technology EPC can track and manage the flow of products from manufacturing through the supply chain and onto the retail shelf

Functional Excellence Incremental Innovation: EPC Technology Competitive advantage: Improved customer satisfaction Greater product availability at retail Reduced shrinkage Increased profit margins

Total Innovation Incremental Innovation Electronic Product Code Technology Shopper -Based Merchandising Strategies

Total Innovation Incremental Innovation: "Shopper -Based Merchandising" Analyzed on-shelf merchandising techniques for over 25 top retailers

Total Innovation Incremental Innovation: "Shopper -Based Merchandising" Analyzed on-shelf merchandising techniques for over 25 top retailers Identified six key merchandising principles that improve category performance

Total Innovation Incremental Innovation: "Shopper -Based Merchandising" One of our top partners implemented our recommendation for their manual toothbrush section ... and the results over the first 13 weeks were dramatic

Total Innovation Incremental Innovation: "Shopper -Based Merchandising" In-aisle category growth rose 17% versus the prior year

Total Innovation Incremental Innovation: "Shopper -Based Merchandising" In-aisle category growth rose 17% versus the prior year Oral-B value share increased 10 share points

Total Innovation Incremental Innovation: "Shopper -Based Merchandising" In-aisle category growth rose 17% versus the prior year Oral-B value share increased 10 share points Now working with another key customer to test the same principles

The Right Step ... at the Right Time ... with the Right Partner

P&G and Gillette Gillette Dynamic Technology Leadership Turnaround Mentality Trade-Up Acceleration Advantaged Categories

P&G and Gillette Historical P&G x What's Different + Gillette Strengths Today Dynamic Innovation x Connect & + Technology Develop Globally Leadership Scale x Cost & Cash + Turnaround Discipline Mentality Unique Go-to-Market x Organization + Trade-Up Structure Acceleration Branding x Launch Holistic & Marketing Leverage + Advantaged Categories

P&G and Gillette Historical P&G x What's Different + Gillette Strengths Today Dynamic Innovation x Connect & Technology Develop Globally + Leadership

P&G and Gillette Historical P&G x What's Different + Gillette Strengths Today Dynamic Innovation x Connect & + Technology Develop Globally Leadership Scale x Cost & Cash + Turnaround Discipline Mentality

P&G and Gillette Historical P&G x What's Different + Gillette Strengths Today Dynamic Innovation x Connect & + Technology Develop Globally Leadership Scale x Cost & Cash + Turnaround Discipline Mentality Unique Go-to-Market x Organization + Trade-Up Structure Acceleration

P&G and Gillette Historical P&G x What's Different + Gillette Strengths Today Dynamic Innovation x Connect & + Technology Develop Globally Leadership Scale x Cost & Cash + Turnaround Discipline Mentality Unique Go-to-Market x Organization + Trade-Up Structure Acceleration Branding x Launch Holistic & Marketing Leverage + Advantaged Categories

P&G and Gillette Historical P&G x What's Different + Gillette Strengths Today Dynamic Innovation x Connect & + Technology Develop Globally Leadership Scale x Cost & Cash + Turnaround Discipline Mentality Unique Go-to-Market x Organization + Trade-Up Structure Acceleration Branding x Launch Holistic & Marketing Leverage + Advantaged Categories

P&G and Gillette Strength + Strength = Success!!

THE BEST CONSUMER PRODUCTS COMPANY IN THE WORLD

The Gillette Company

On February 24, 2005, James M. Kilts, Chairman of the Board, President and Chief Executive Officer of The Gillette Company, gave a presentation at the Consumer Analysts Group of New York Annual Conference. The presentation included some measures that are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP). The following provides definitions of the non-GAAP measures used in the presentation and the reconciliation to the most closely related GAAP measure.

Earnings Per Share (EPS) Percentage Growth. Earnings per share % growth excludes the impact of discontinued operations and one-time charges for restructuring and asset impairment expenses. The Company believes this provides investors with a more complete understanding of underlying results and trends in the business.

	2002	2003	2004

EPS % Growth - GAAP	34%	17%	24%
One-time Charges Impact	-18%	0%	0%
Discontinued Operations impact	-1%	1%	1%
EPS % Growth - In Presentation	15%	18%	25%

Return on Invested Capital (ROIC). The Company calculates ROIC using a two point average based on net operating profit from continuing operations after tax divided by total debt plus equity less cash and equivalents. Return on Invested Capital excludes the impact of discontinued operations. The Company believes this provides investors with a more complete understanding of trends in the base business.

	2001	2002	2003	2004

ROIC	16.8%	23.6%	28.4%	34.3%
Discontinued Operations Impact	0.0%	-0.2%	-0.2%	0.0%
ROIC - In Presentation	16.8%	23.4%	28.2%	34.3%

* * *

FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE

REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.